AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
(Name of Subject Company)

INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

46132K109
(CUSIP Number of Class of Securities)

Melanie Ringold, Esq.
Invesco Pennsylvania Value Municipal Income Trust
11 Greenway Plaza,
Houston, Texas 77046
(713) 626-1919
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $68,569,512.90 (a)	AMOUNT OF FILING FEE: $10,497.99 (b)

(a)
Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 5,957,386 Common Shares of Invesco Pennsylvania Value Municipal Income Trust by $11.51, 99% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on November 1, 2024.

(b)	Calculated as $153.10 per $1,000,000 (.0001531) of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________________
Form or Registration No.: _____________________________
Filing Party: ________________________________________
Date Filed: _________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on November 7, 2024, by Invesco Pennsylvania Value Municipal Income Trust, a Delaware statutory trust (the “Fund”), relating to an offer to purchase for cash up to 5,957,386 shares of its issued and outstanding common shares, without par value, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

This is being filed to correct the form type for the press release filed as a SC TO-C (Tender offer communication) on December 10, 2024.

ITEM 12.  EXHIBITS.

(a)(5)(i)	Press Release dated December 10, 2024

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST

/s/ Melanie Ringold Melanie Ringold Senior Vice President, Chief Legal Officer and Secretary

December 11, 2024

Press Release For Immediate Release

Invesco Advisers, Inc. Announces Expiration of Tender Offers for Invesco Trust for Investment Grade New York Municipals and Invesco Pennsylvania Value Municipal Income Trust

ATLANTA, December 10, 2024 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today the preliminary results of the previously announced tender offers for Invesco Trust for Investment Grade New York Municipals (NYSE: VTN) and Invesco Pennsylvania Value Municipal Income Trust (NYSE: VPV) (each, a “Fund” and collectively, the “Funds”). Each tender offer expired at 11:59 p.m., New York City time, on Monday, December 9, 2024 (the “Expiration Date”).

Invesco Trust for Investment Grade New York Municipals conducted a tender offer for cash of up to 4,869,438 of the Fund’s outstanding common shares of beneficial interest (“Common Shares”), representing twenty five percent of its Common Shares.  Based on current information, approximately 6,818,415 Common Shares, or approximately 35% of the Fund’s Common Shares outstanding, were tendered through the Expiration Date. Because the number of shares redeemed exceeded 4,869,438 shares, the relative number of shares that will be purchased from each shareholder will be prorated based on the number of Common Shares properly tendered.

Invesco Pennsylvania Value Municipal Income Trust conducted a tender offer for cash of up to 5,957,386 of the Fund’s Common Shares, representing twenty five percent of its Common Shares. Based on current information, approximately 8,073,690 Common Shares, or approximately 33.9% of the Fund’s Common Shares outstanding, were tendered through the Expiration Date.  Because the number of shares exceeded 5,957,386 shares, the relative number of Common Shares that will be purchased from each shareholder will be prorated based on the number of Common Shares properly tendered.

The final number of each Fund’s Common Shares validly tendered and accepted pursuant to each Fund’s tender offer will be announced at a later date. Each Fund expects to make cash payments for tendered and accepted Common Shares at a price equal to 99% of such Fund’s net asset value as of the close of regular trading on the New York Stock Exchange on Friday, December 10, 2024. Payment for Common Shares tendered and accepted is expected to be sent to tendering shareholders within approximately seven business days after the Expiration Date.

_____________________________________

For investor inquiries, call 1-800-341-2929.

For media relations inquiries contact mediarelations@invesco.com

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including either Fund.

About Invesco Ltd.
Invesco Ltd. Is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.8 trillion in assets on behalf of clients worldwide as of September 30, 2024. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT  |  NOT FDIC INSURED  |  MAY LOSE VALUE  |  NO BANK GUARANTEE  |  NOT IN INSURED BY ANY FEDERAL GOVERNMENT AGENCY

—Invesco—
Invesco
1555 Peachtree Street, N.E.
Atlanta, GA 30309

www.invesco.com